UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Armada Acquisition Corp. I

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

04208V 103

(CUSIP Number)

Armada Sponsor LLC

2005 Market Street Suite 3120

Philadelphia, PA 19103

(212) 543-6886

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04208V 103	13D	Page 1 of 9 pages

1		Names of Reporting Persons. Armada Sponsor LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions): WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6		Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,467,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,467,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,467,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 29.6%(1)
14	Type of Reporting Person (See Instructions) OO

(1) Includes up to 1,125,000 shares of common stock that are subject to forfeiture by Armada Sponsor LLC if the over-allotment option is not exercised in full by the underwriters for the Issuer’s initial public offering.

CUSIP No. 04208V 103	13D	Page 2 of 9 pages

1		Names of Reporting Persons. Stephen P. Herbert
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions): OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6		Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,000
	8	Shared Voting Power 6,467,000
	9	Sole Dispositive Power 50,000
	10	Shared Dispositive Power 6,467,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 29.8%(1)
14	Type of Reporting Person (See Instructions) IN

(1) Includes up to 1,125,000 shares of common stock that are subject to forfeiture by Armada Sponsor LLC if the over-allotment option is not exercised in full by the underwriters for the Issuer’s initial public offering.

CUSIP No. 04208V 103	13D	Page 3 of 9 pages

1		Names of Reporting Persons. Douglas M. Lurio
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3		SEC Use Only
4		Source of Funds (See Instructions): OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6		Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,000
	8	Shared Voting Power 6,467,000
	9	Sole Dispositive Power 50,000
	10	Shared Dispositive Power 6,467,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 29.8%(1)
14	Type of Reporting Person (See Instructions) IN

(1) Includes up to 1,125,000 shares of common stock that are subject to forfeiture by Armada Sponsor LLC if the over-allotment option is not exercised in full by the underwriters for the Issuer’s initial public offering.

CUSIP No. 04208V 103	13D	Page 4 of 9 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Armada Acquisition Corp. I, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2005 Market Street, Suite 3120, Philadelphia, PA 19103.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Armada Sponsor LLC (“Sponsor”);

Stephen P. Herbert; and

Douglas M. Lurio.

Sponsor is organized under the laws of the State of Delaware. Messrs. Herbert and Lurio are both citizens of the United States. The address for the principal business office of each Reporting Person is 2005 Market Street, Suite 3120, Philadelphia, PA 19103.

The principal occupation of Mr. Herbert is CEO and Chairman of the Issuer, and Mr. Lurio is the President, Treasurer, and Secretary of the Issuer. Messrs. Herbert and Lurio are also managing members of the Sponsor. Mr. Lurio is also employed by the law firm of Lurio & Associates, P.C.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Shares (as defined below) was $4,595,000. The aggregate purchase price for the Founder Shares (as defined below) was $36,400. In each case, the source of these funds was the working capital of Sponsor.

Item 4.	Purpose of Transaction

Founder Shares

On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs, in consideration for 4,312,500 shares of Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Common Stock at a purchase price of $0.006 per share. Also on June 16, 2021, the Sponsor transferred 50,000 shares of Common Stock to each of Messrs. Herbert and Lurio in consideration of their services as executive officers of the Issuer, and 35,000 shares of Common Stock to each of Messrs. Mohammad Khan, Thomas Decker and Celso White in consideration of their services as directors of the Issuer. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of Common Stock at a purchase price of $0.006 per share, resulting in the Sponsor holding an aggregate of 6,007,500 shares of Common Stock (collectively with the shares transferred to the directors and officers of the Issuer, the “Founder Shares”). The Founder Shares include an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option is not exercised in full.

CUSIP No. 04208V 103	13D	Page 5 of 9 pages

Placement Shares

On August 17, 2021, pursuant to a private placement shares purchase agreement dated August 12, 2021 (the “Placement Shares Purchase Agreement”), Sponsor purchased 459,500 shares of Common Stock (the “Placement Shares”) from the Issuer for an aggregate purchase price of $ 4,595,000.

The foregoing description of the Placement Shares Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer, among others, entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed to (i) waive any and all right, title, interest or claim of any kind in or to any distribution of the trust account (“Claim”) with respect to the Founder Shares and Private Shares and waive any Claim it may have in the future as a result of, or arising out of, any contracts or agreements with the Issuer and will not seek recourse against the trust account for any reason whatsoever; and (ii) waive its redemption rights with respect to its Founder Shares, Private Shares, and shares of Common Stock (the “Public Shares”) sold in the initial public offering of the Issuer (the “IPO”) in connection with the completion of the Issuer’s initial business combination (“Business Combination”), or sell such shares to the Issuer in a tender offer in connection with such a Business Combination.

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Public Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination.

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares and Placement Shares are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) 180 days after the completion of the Business Combination or (B) subsequent to the Business Combination, the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (ii) in the case of the Placement Shares, until the consummation of the Business Combination, except to permitted transferees.

CUSIP No. 04208V 103	13D	Page 6 of 9 pages

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Sponsor and other parties thereto, pursuant to which Sponsor is entitled to make up to two demands that the Issuer register Founder Shares, Placement Shares, and any Common Stock that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”), and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, or reorganization; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

CUSIP No. 04208V 103	13D	Page 7 of 9 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 21,834,500 shares of Common Stock outstanding as of August 17, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Armada Sponsor LLC	6,467,000	29.6%	0	6,467,000	0	6,467,000
Stephen P. Herbert	6,517,000	29.8%	50,000	6,467,000	50,000	6,467,000
Douglas M. Lurio	6,517,000	29.8%	50,000	6,467,000	50,000	6,467,000

The Sponsor is the record holder of 6,467,000 shares of Common Stock reported above, which includes: (i) 459,500 Placement Shares and (ii) 6,007,500 Founder Shares. The Founder Shares include an aggregate of up to 1,125,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the IPO is not exercised in full or in part.

Stephen P. Herbert and Douglas M. Lurio are managing members of the Sponsor. Accordingly, each of them may be deemed to share beneficial ownership of the securities held of record by Sponsor.

(c)       The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d)       Not applicable.

(e)       Not applicable.

CUSIP No. 04208V 103	13D	Page 8 of 9 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Placement Shares Purchase Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated August 12, 2021, by and among the Issuer, its officers, its directors, and the Sponsor (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 18, 2021).
3	Registration Rights Agreement, dated August 12, 2021, by and between the Issuer its officers, its directors, the Sponsor, and EarlyBirdCapital, Inc. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed August 18, 2021).
4	Private Placement Shares Purchase Agreement, dated August 12, 2021, by and between the Issuer and the Sponsor (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed August 18, 2021).

CUSIP No. 04208V 103	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2021

ARMADA SPONSOR LLC
By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	a Managing Member

By:	/s/ Douglas M. Lurio
Name:	Douglas M. Lurio
Title:	a Managing Member

/s/ Stephen P. Herbert STEPHEN P. HERBERT

/s/ Douglas M. Lurio DOUGLAS M. LURIO